                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 27, 2006


--------------------------------------------------------------------------------

[GRAPHIC APPEARS HERE]                                          October 27, 2006

                                INTERIM REPORT

                      Half year ended September 30, 2006
       (Results for the Period from April 1, 2006 to September 30, 2006)
                     Three months ended September 30, 2006
       (Results for the Period from July 1, 2006 to September 30, 2006)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2006, 2005 and Year ending March 31, 2007 (Forecast)

                                                                                                        (Billions of yen)
--------------------------------------------------------------------------------------------------  ---------------------
                                                       Half year ended    Half year ended            Year ending
                                                      September 30, 2006 September 30, 2005 Change  March 31, 2007 Change
                                                          (Results)          (Results)                (Forecast)
----------------------------------------------------- ------------------ ------------------ ------  -------------- ------
   Domestic sales                                             492.4              477.7         3.1%    1,005.0       4.0%
   Overseas sales                                             494.4              442.1        11.8%    1,062.0      12.6%
Net sales                                                     986.9              919.8         7.3%    2,067.0       8.3%
Gross profit                                                  407.9              385.7         5.8%      854.5       7.5%
Operating income                                               73.1               65.0        12.5%      170.0      14.4%
Income from continuing operations before income taxes          74.2               67.5        10.0%      168.0      10.0%
Net income                                                     52.0               42.8        21.4%      106.5       9.7%
-----------------------------------------------------      --------           --------      ------     -------     -----
Exchange rate (Yen/US$)                                      115.40             109.42        5.98      115.20      1.94
Exchange rate (Yen/EURO)                                     145.98             135.67       10.31      142.99      5.13
-----------------------------------------------------      --------           --------      ------     -------     -----
Net income per share (yen)                                    71.35              58.40       12.95      145.97     13.64
-----------------------------------------------------      --------           --------      ------     -------     -----
Total assets                                                2,097.7            1,948.5       149.1           -         -
Shareholders' equity                                        1,008.4              905.6       102.7           -         -
Interest-bearing debt                                         393.7              371.7        21.9           -         -
-----------------------------------------------------      --------           --------      ------     -------     -----
Equity ratio (%)                                               48.1               46.5         1.6           -         -
-----------------------------------------------------      --------           --------      ------     -------     -----
Shareholders' equity per share (yen)                       1,382.14           1,233.08      149.06           -         -
-----------------------------------------------------      --------           --------      ------     -------     -----
Cash flows from operating activities                           51.6               71.7       -20.1           -         -
Cash flows from investing activities                          -39.2              -62.0        22.7           -         -
Cash flows from financing activities                            1.1              -49.7        50.8           -         -
Cash and cash equivalents at end of period                    203.8              148.0        55.8           -         -
-----------------------------------------------------      --------           --------      ------     -------     -----
Capital expenditures                                           39.1               58.1       -18.9        85.0     -17.0
Depreciation for tangible fixed assets                         33.7               31.1         2.6        72.0       4.5
R&D expenditures                                               56.5               54.9         1.5       120.0       9.6
-----------------------------------------------------      --------           --------      ------     -------     -----

(2) Three months ended September 30, 2006 and 2005
                                                                                  (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended
                                                      September 30, 2006 September 30, 2005 Change
----------------------------------------------------- ------------------ ------------------ ------
   Domestic sales                                             252.0              245.2         2.8%
   Overseas sales                                             250.2              223.1        12.2%
Net sales                                                     502.3              468.4         7.2%
Gross profit                                                  205.3              192.2         6.8%
Operating income                                               32.5               28.6        13.6%
Income from continuing operations before income taxes          35.5               30.3        17.3%
Net income                                                     22.9               19.1        19.7%
-----------------------------------------------------      --------           --------      ------
Exchange rate (Yen/US$)                                      116.26             111.22        5.04
Exchange rate (Yen/EURO)                                     148.16             135.79       12.37
-----------------------------------------------------      --------           --------      ------
Net income per share (yen)                                    31.43              26.08        5.35
-----------------------------------------------------      --------           --------      ------
Capital expenditures                                           23.2               23.4        -0.2
Depreciation for tangible fixed assets                         17.7               15.4         2.3
R&D expenditures                                               31.1               29.4         1.6
-----------------------------------------------------      --------           --------      ------

                              RICOH COMPANY, LTD.

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* The Company bases the forecast estimates for March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

POLICIES

1. Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our 15th medium-term management plan - which extends from April 2005 to March 2008 - features the following five basic management policies:

    1. Foster a "Vital and motivated culture" with high objectives and achieve them;

    2. Aim at "World No.1manufacturer" through unique, competitive technology with leading-edge technologies;

    3. Provide customers with "Sensitivity to people's needs", "Sensitivity to the earth" and "Simplify knowledge creation";

    4. Invest smartly in growth areas and expand business foundation; and

    5. Innovate group management and maximize capital efficiency.

2. Medium-Term Management Strategies

In terms of Office Solutions segment - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV (i.e., total document volume), thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output (I/O), storage, and searching of TDV, which includes printed material in addition to photocopies, will become a pressing issue for our customers.

In the 15th medium-term management plan, we set the highest target in the history. While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customers' standpoint and continuing to provide the high values that meets customers' expectations.

In the Office Solutions segment, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

In the Office Solutions segment, we have identified "printing" as a certain area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance printing solutions such as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and further promote gel jet printers, in order to expand Ricoh's business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform to capture a greater share of major customers, particularly major global accounts.

On the other hand, we will allocate greater business resources to promising businesses in the Industrial Products. In addition, we will seek for greater business shares of both the Office Solutions and the Industrial Products in emerging markets.

As it is a key to have the technological advantage in the market for realizing customer value, we will continue our aggressive R&D activities to boost our technological capabilities.

3. Challenges

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary services. The competition has also intensified in the transition to color and in the solutions marketing. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new value for customers and improving managerial efficiency.

In creating customer value, it is important that we forecast customers' needs and improve our both products and services to meet their needs. To this end, we will increase the scope of CS (Customer Satisfaction) management, in which we aggressively cultivate new values by more than ever placing ourselves in the shoes of our customers. We will also continue to boost our technological ability to materialize products and services that provide new values.

Our effort will also continue to improve the efficiency of corporate management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

4. Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

5. Concept and Policy of Reducing the Trading Unit

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

6. Parent Information

Description is omitted since there is no parent company.

OPERATING RESULTS & FINANCIAL POSITION

*Overview

The Ricoh Group's consolidated net sales for the first half of fiscal 2007 (extending from April 1, 2006 to March 31, 2007) increased by 7.3% as compared to the previous corresponding period to Yen 986.9 billion. During this period, the average yen exchange rates were at Yen 115.40 against the U.S. dollar (down Yen 5.98) and Yen 145.98 against the Euro (down Yen 10.31). Accordingly, the sales would have increased by 4.1% excluding the effects of such foreign currency fluctuations.

As for sales, sales in all the segments such as the Office Solutions, Industrial Products and Other segments increased. The increase in sales in the Office Solutions was due to continuous growth in sales of color MFPs and laser printers, and increase in sales of software and information technologies service resulting from the expansion of solutions business. The increase in sales in the Industrial Products was due to the increase in sales of thermal media products, electronic component products and semiconductor products. The increase in sales in the Other was due to the increase in sales of financing services and digital cameras. As a result, overall domestic sales increased by 3.1% as compared to the previous corresponding period, to Yen 492.4 billion and overall overseas sales increased by 11.8% as compared to the previous corresponding period, to Yen 494.4 billion. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 5.1% as compared to the previous corresponding period.

Gross profit increased by 5.8% as compared to the previous corresponding period to Yen 407.9 billion. This increase was due primarily to the increase in sales of value-added high-margin products and continuous cost management controls. In addition, the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen resulted in an increase in gross profit.

Selling, general and administrative expenses increased by 4.4% as compared to the previous corresponding period to Yen 334.7 billion. Ricoh incurred the strategic expenses relating to: (1) investment in research and development expenses (up Yen 1.5 billion to Yen 56.5 billion, 5.7% compared to the sales) that includes developments of new main products, (2) information technologies in connection with development of its core operating systems and (3) the enhancement of its sales and marketing structure focusing on the solution proposal and expansion of business area. Selling, general and administrative expenses as a percentage of net sales decreased by 1.0% as compared to the previous corresponding period to 33.9% due primarily to the effect of structural changes such as improvement of core operating systems in Ricoh's group companies.

As a result, operating income increased by 12.5% as compared to the previous corresponding period to Yen 73.1 billion.

In the other (income) expenses, both interest expenses and interest income increased since interest rate was higher than the previous corresponding period. The foreign exchange gain in the previous corresponding period was higher relatively. Consequently, the other (income) expenses decreased.

Effective taxes rate was reduced by expansion of tax exemption of R&D expenses.

Income from discontinued operation, net of tax was Yen 5.5 billion. Income from discontinued operation was related to sales of content delivery service, and consisted of gain on the sales of the content delivery service operation and income from operation from the beginning of this fiscal year to the sale. The sales amount of its content delivery service was Yen 12.0 billion.

As a result, income from continuing operations increased by 11.5% as compared to the previous corresponding period to Yen 46.5 billion. Net income, including income from discontinued operation increased by 21.4% as compared to the previous corresponding period to Yen 52.0 billion.

Ricoh Company, Ltd. has determined that the interim dividend is Yen 13.00 per share.

[Graph 1] Consolidated performance

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Conditions by Product Line

Office Solutions (Sales up 6.6% to Yen 838.0 billion)
----------------------------------------------------

The sales in the Office Solutions segment, which consisted of the Imaging Solutions and the Network System Solutions increased by 6.6% as compared to the previous corresponding period to Yen 838.0 billion despite the strict competition regarding the color products and solutions business.

The sales in this segment would have increased by 3.1% excluding the effects of such foreign currency fluctuations.

   Imaging Solutions (Sales up 7.3% to Yen 743.6 billion)
   -----------------------------------------------------

   The sales of PPCs/MFPs and printers increased in Japan and overseas by expansion of product line-up and enhancement of solution sales structure. Especially, the increase in sales of color MFPs increased greatly in both Japan and overseas due to the launching the new products as a color standard model in new generation.

   Color MFPs:    Imagio MP C3500/C4500 in Japan
                  Aficio MP C2500/C3000 overseas
   B&W MFPs:      Aficio MP 9000/1100/1350, MP 5500/6500/7500 overseas
   Color Printer: IPSiO SP C411, IPSiO SP C710, IPSiO SP C810 in Japan
                  Aficio SP C410DN/CN411DN overseas

   Network System Solutions (Sales up 1.4% to Yen 94.4 billion)
   -----------------------------------------------------------

   The sales of personal computers and PC servers decrease slightly in Japan, as compared to the previous corresponding period although the sales of software and information technologies services increased due mainly to expanding the solutions business.

Industrial Products (Sales up 16.8% to Yen 68.2 billion)
-------------------------------------------------------

The sales in the Industrial Products segment increased by 16.8%, as compared to the previous corresponding period to Yen 68.2 billion. This increase in sales of semiconductor devices was due primarily to the increase in sales of integrated circuits used in electronic products such as mobile and cellular phone. The sales in thermal media business and electronic component business also increased.

Other (Sales up 7.3% to Yen 80.5 billion)
----------------------------------------

Net sales in the Other segment increased by 7.3%, as compared to the previous corresponding period to Yen 80.5 billion. The increase in sale of digital cameras and financing services contributed to the favorite performance.

[Graph 2] Consolidated sales by product line

The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.
                                      5

* Consolidated Sales by Geographic Area

Japan (Sales up 3.1% to Yen 492.4 billion)
-----------------------------------------

In Japan, favorable capital investment contributed to the continuous growth in Japanese economy. In the Office Solutions, Ricoh launched new products and offered useful solutions in order to create the customers' needs for color products and solutions. As a result, the sales in software and information technologies services relating to the solution proposal as well as color MFPs and laser printer increased. The sales in the Industrial Products and the Other segments increased as compared to the previous corresponding period due to the favorable performance of finance services and semiconductor devices, especially integrated circuits used in electronic products such as mobile and cellular phone. The sales in Japan increased by 3.1% as compared to the previous corresponding period.

The Americas (Sales up 10.7% to Yen 203.5 billion)
-------------------------------------------------

In the Americas, a downturn in the housing market became clear in this first half year and the growth in economy have slowed. In such conditions, Ricoh introduced various new products and enhance its sales and marketing structure to meet the customers' needs for color, networking and high-speed products. As a result, the sales in the Americas increased as compared to the previous corresponding period due primarily to the increase in the sales of color MFPs, high-speed MFP and laser printer. The sales in the Industrial Products increased resulting from the favorite performance of electronic component. The sales in the Americas increased by 10.7% as compared to the previous corresponding period.

Europe (Sales up 12.5% to Yen 226.5 billion)
-------------------------------------------

The economy in Europe continued to grow slightly. Under such circumstance, in the Office Solutions, Ricoh launched new color MFPs products and offered custom-made solutions to customers regardless small or large. The sales in this segment increased as compared to the previous corresponding period due mainly to the increase in the sales of color MFPs and laser printer. The sales in the Industrial Products increased resulting from the favorite performance of thermal media. The sales in Europe increased by 12.5% as compared to the previous corresponding period.

Other (Sales up 13.3% to Yen 64.3 billion)
------------------------------------------

In the Other including China, Asian countries and Oceania countries, the increase in export led to the expansion of economy. In the Office Solutions, the need for coloration and MFPs as office equipment were accelerating. The increase in sales in color MFPs contributed to the increase in sales in the Office Solutions segment same as the above other segments. The sales in the Industrial Products increased resulting from favorite performance of semiconductor business and Ricoh established new companies both in China and Korea for devices. As a result, the sales in the Other increased by 13.3% as compared to the previous corresponding period.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

* Segment Information

Business Segment
----------------

Office Solutions
----------------

Ricoh worked to promote printing solutions in the Office Solutions segment, such as BC (black-color) conversion, TCO (Total Cost of Ownership) reduction solution in the office environment, and document solutions that allow customers to comprehensively improve work flow. Furthermore, Ricoh expanded its business scope and size by entering into the high-end production and low-end printing market in order to enhance its comprehensive offering of printers. With respect to sales during this half-year period, sales of color MFPs, high-speed MFPs and laser printers increased, and software and information technologies related services increased as well. This was attributed to the result of above measures. As a result, sales in this segment increased by 6.6% as compared to the previous corresponding period, to Yen 838.0 billion.

In terms of operating expenses, Ricoh incurred strategic expenses such as investment in research and development that includes development of main products for the next term, information technologies in connection with the development of its core operating systems. In addition, expenses relating to enhancement of promotion for solutions and of sales and marketing structure to expand its business area, increased in order to impose further measures. Although operating expenses increased by 6.2% as compared to the previous corresponding period, operating income increased by 9.2% to Yen 98.7 billion due to the sales increase.

With respect to capital investment, there was no significant investment during this period. It was decreased from the previous corresponding period due primarily to investment in the Ricoh Technology Center in the last fiscal year.

Total assets increased as compared to the previous corresponding period due primarily to an increase in trade receivables.

Industrial Products
-------------------

Sales in the semiconductor business increased due primarily to the demand for integrated circuits used in electronic products, such as mobile and cellular phones. Sales in the electronic component business and the thermal media business increased. As a result, net sales in the Industrial Products segment increased by 18.2% as compared to the previous corresponding period, to Yen 70.5 billion. Operating income increased due to the recovery of semiconductor business.

Total assets increased due to the sales increase from the previous corresponding period.

Other
-----

Sales in the Other segment increased by 7.3% as compared to the previous corresponding period, to Yen 80.5 billion, reflecting the increase in financing services and the increase in sales of digital cameras.

Operating income increased as compared to the previous corresponding period due to the above factors.

Total assets decreased as compared to the previous corresponding period due to the sale of the content delivery business.

                                                                        (Billions of yen)
-----------------------------------------------------------------------------------------
                                          Half year ended    Half year ended
                                         September 30, 2006 September 30, 2005 Change (%)
---------------------------------------- ------------------ ------------------ ----------
Office Solutions:
   Net sales                                    838.0              786.2             6.6
   Operating income                              98.7               90.4             9.2
       Operating income on sales(%)              11.8               11.5        0.3point
   Identifiable assets                        1,482.2            1,394.0             6.3
   Capital expenditures                          34.4               51.4           -33.1
   Depreciation                                  29.4               26.3            11.9
---------------------------------------- ------------------ ------------------ ----------
Industrial Products:
   Net sales                                     70.5               59.7            18.2
   Operating income                               0.8               -0.1              --
       Operating income on sales(%)               1.3               -0.3       1.6points
   Identifiable assets                           89.7               73.2            22.5
   Capital expenditures                           2.8                4.5           -37.6
   Depreciation                                   2.7                3.1           -13.8
---------------------------------------- ------------------ ------------------ ----------
Other:
   Net sales                                     80.5               75.1             7.3
   Operating income                               1.8                0.2           714.6
       Operating income on sales(%)               2.4                0.3       2.1points
   Identifiable assets                          114.3              115.3            -0.9
   Capital expenditures                           1.4                1.4            -2.8
   Depreciation                                   0.9                1.1           -11.2
---------------------------------------- ------------------ ------------------ ----------

Geographic Segment
------------------

Japan
-----

Sales in the Japan increased at all the segments. Export to the overseas markets increased due to the increase of color MFPs and high-speed MFPs while Japan geographic segment increased by 7.7% as compared to the previous corresponding period, to Yen 750.4 billion. In the Office Solutions segment, the increase in operating income reflected an increase in sales of value-added high-margin products, continuous cost management controls with logistics and manufacturing, the recovery of semiconductor business and, in addition, the depreciation of the Japanese Yen against the U.S. Dollar and the Euro. As a result, operating income increased by 13.8% to Yen 51.6 billion.

The Americas
------------

Under the enhancement of sales and marketing structure and expansion of product line-up, sales of color MFPs, high-speed MFPs, and laser printers increased. The electronic component business performed well. As a result, sales in the Americas increased by 11.5% as compared to the previous corresponding period, to Yen 205.2 billion. Despite the fact that strategic expenses associated with the enhancement of sales structure increased, operating income increased by 38.4% to Yen 8.9 billion due to the above-mentioned sales increases.

Europe
------

Sales of MFPs and laser printers continued to perform favorably. Furthermore, the thermal media business performed well. As a result, sales in Europe increased by 13.1% as compared to the previous corresponding period, to Yen 228.5 billion while operating income decreased by 3.8% to Yen 9.5 billion due to the strategic expenses for enhancing sales and marketing structure.

Other
-----

Sales in China, Asia and Oceania increased especially with color MFPs. The semiconductor business performed favorably and Ricoh established new companies both in China and Korea for devices. Due to the fact that manufacturing companies in China exported office solutions products, including color MFPs, to the Ricoh's sales companies in the world, export sales in this geographic area increased significantly. As a result, sales in this segment increased by 33.1% as compared to the previous corresponding period, to Yen 124.5 billion. Operating income increased by 33.7% to Yen 8.8 billion, due to the favorable performance in sales and high productivity in production.

                                                                       (Billions of yen)
----------------------------------------------------------------------------------------
                                          Half year ended    Half year ended    Change
                                         September 30, 2006 September 30, 2005   (%)
---------------------------------------- ------------------ ------------------ ---------
Japan:
   Net sales                                    750.4              696.7             7.7
   Operating income                              51.6               45.3            13.8
       Operating income on sales(%)               6.9                6.5        0.4point
   Identifiable assets                        1,257.8            1,186.2             6.0
---------------------------------------- ------------------ ------------------ ---------
The Americas:
   Net sales                                    205.2              184.0            11.5
   Operating income                               8.9                6.4            38.4
       Operating income on sales(%)               4.4                3.5        0.9point
   Identifiable assets                          249.4              235.7             5.8
---------------------------------------- ------------------ ------------------ ---------
Europe:
   Net sales                                    228.5              202.0            13.1
   Operating income                               9.5                9.9            -3.8
       Operating income on sales(%)               4.2                4.9       -0.7point
   Identifiable assets                          262.5              226.0            16.2
---------------------------------------- ------------------ ------------------ ---------
Other:
   Net sales                                    124.5               93.5            33.1
   Operating income                               8.8                6.5            33.7
       Operating income on sales(%)               7.1                7.1        0.0point
   Identifiable assets                           93.6               73.1            28.1
---------------------------------------- ------------------ ------------------ ---------

* Cash Flows

                                                                (Billions of yen)
---------------------------------------------------------------------------------
                                           Half year ended Half year ended
                                            September 30,   September 30,  Change
                                                2006            2006
------------------------------------------ --------------- --------------- ------
Cash flows from operating activities             51.6            71.7      -20.1
Cash flows from investing activities            -39.2           -62.0       22.7
Cash flows from financing activities              1.1           -49.7       50.8
Cash and cash equivalents at end of period      203.8           148.0       55.8
------------------------------------------ --------------- --------------- ------

Net cash provided by operating activities decreased by Yen 20.1 billion as compared to the previous corresponding period, to Yen 51.6 billion. Although the total of net income and depreciation increased by Yen 8.0 billion as compared to the previous corresponding period, to Yen 89.3 billion, the increase in the inventory at the end of September due primarily to the launch of new products overseas in October resulted in the decrease in cash inflow.

Net cash used in investing activities decreased by Yen 22.7 billion as compared to the previous corresponding period, to Yen 39.2 billion, due primarily to reduction in capital investments. On the other hand, in the previous corresponding period Ricoh made large capital investments such as the Ricoh Technology Center. Ricoh received the cash inflow from the sale of the content delivery service.

As a result, free cash flow generated by operating activities and investing activities increased Yen 2.6 billion as compared to the previous corresponding period to Yen 12.3 billion.

The net cash provided by financing activities increased by Yen 50.8 billion as compared to the previous corresponding period, to Yen 1.1 billion.

As a result of the above, the ending balance of cash and cash equivalents increased by Yen 16.8 billion from the end of last fiscal year (March 31, 2006) to Yen 203.8 billion.

Transition of our cashflow indices from fiscal 2003 to 2007 are as follows:

---------------------------------------------------------------------------------------------------------------------------
                                            Half year ended Half year ended Half year ended Half year ended Half year ended
                                             September 30,   September 30,   September 30,   September 30,   September 30,
                                                 2002            2003            2004            2005            2006
------------------------------------------- --------------- --------------- --------------- --------------- ---------------
Shareholders' equity / Total assets              36.3%           36.8%           44.2%           46.5%           48.1%
Market capitalization / Total assets             84.2%           77.3%           81.7%           66.8%           81.7%
Interest bearing debt / Operating cash flow       5.5             8.2             7.8             5.2             7.6
Operating cash flow / Interest expense           24.4            20.8            24.1            32.7            15.9
------------------------------------------- --------------- --------------- --------------- --------------- ---------------

       Notes:

       i. All indices are calculated based on consolidated data.

       ii. Market capitalization equals the stock price at the end of half year multiplied by the number of shares outstanding at the end of half year.

       iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in the consolidated balance sheets.

* Cautionary Statement With Respect to Forward-Looking Statements

       Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

       -Ability to respond to rapid technological changes in the document imaging and management industry
       -Highly competitive markets
       -The risks of international operations and the risks of overseas expansion
       -Economic trends in Ricoh's major markets
       -Foreign exchange fluctuations
       -Crude oil price fluctuations
       -Government regulation that can limit its activities or increase its cost of operations
       -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002
       -Dependence on protecting its intellectual property rights
       -Dependence on securing and retaining specially skilled personnel -Adverse affection by its employee benefit obligations
       -Environmental laws and regulations
       -Risks associated with Ricoh's equipment financing business
       -Product liability claims that could significantly affect its financial condition
       -Alliances with other entities
       -Catastrophic disaster, information technology problems or infectious diseases

* Forecast for the entire fiscal year

Forecast and measures of Ricoh Group for the entire fiscal year
---------------------------------------------------------------

Although the world economy is likely to be recovered overall, exports from Japan and Europe is expected to be slow due to the downturn in housing market in the United States. Chinese economy is expected to continue favorably. However, a concern about a global slowdown in the economy is expected to raise in the world during the half-year ended March 31, 2007. Ricoh expects the products with color capability and solutions to the customers will become intensely competitive in the business environment.

Under this business environment, Ricoh will continue to launch new products to the market in order to create new values for customers during the half-year ending March 31, 2007. Furthermore, Ricoh will keep on enhancing its corporate structure and operating bases for efficient corporate management.

As Ricoh announced on October 12, 2006, Ricoh has agreed to the share purchase agreement with Danka Business Systems PLC ("Danka") to acquire shares of Danka's European operating and holding companies. The completion of the transaction is expected to take place on or around December 31, 2006.

Our performance forecasts for fiscal 2007 are as follows:

Ricoh revised its sales forecast for the year ending March 31, 2007, of which is Yen 7.0 billion higher than the forecast announced in July 2006. Ricoh keeps its fiscal forecast for gross profit, operating income, income before income taxes and net income unchanged.

Ricoh Company, Ltd. has determined that the interim dividend is Yen 13.00 per share. The year-end dividend is expected to be Yen 15.00 per share, which is Yen 3.00 higher than that paid as a previous year-end dividend. Consequently, the annual dividend will be Yen 28.00 per share, which is Yen 4.00 higher than that paid as a dividend of the previous fiscal year.

Our performance forecasts for fiscal 2007 are as follows:

Exchange Rate Assumptions for the 2nd half year
US$ 1 = Yen 115.00 (Yen115.40 in 1st half year)
EURO 1 = Yen 140.00 (Yen145.98 in 1st half year)

Exchange Rate Assumptions for the full year ending March 31, 2007
US$ 1 = Yen 115.20 (Yen113.26 in previous fiscal year)
EURO 1 = Yen 142.99 (Yen137.86 in previous fiscal year)

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                                       Year ending     Year ended
                                                      March 31, 2007 March 31, 2006 Change
                                                        (Forecast)     (Results)
----------------------------------------------------- -------------- -------------- ------
   Domestic sales                                        1,005.0          966.2       4.0%
   Overseas sales                                        1,062.0          943.0      12.6%
Net sales                                                2,067.0        1,909.2       8.3%
Gross profit                                               854.5          795.0       7.5%
Operating income                                           170.0          148.5      14.4%
Income from continuing operations before income taxes      168.0          152.7      10.0%
Net income                                                 106.5           97.0       9.7%
----------------------------------------------------- -------------- -------------- ------

Notes:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* Ricoh bases the forecast estimates for March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INTERIM REPORT (CONSOLIDATED. HALF YEAR ENDED SEPTEMBER 30, 2006)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2006, AT THE BOARD OF DIRECTORS' MEETING: OCTOBER 27, 2006

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006


(1) Operating Results                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                        Half year ended    Half year ended     Year ended
                                                       September 30, 2006 September 30, 2005 March 31, 2006
------------------------------------------------------ ------------------ ------------------ --------------
Net sales                                                   986,922            919,869            1,909,238
   (% change from the previous corresponding periods)           7.3                5.4                  5.6
Operating income                                             73,163             65,012              148,584
   (% change from the previous corresponding periods)          12.5               17.2                 13.3
Income from continuing operations before income taxes        74,268             67,509              152,766
   (% change from the previous corresponding periods)          10.0               16.8                 16.6
Net income                                                   52,045             42,867               97,057
   (% change from the previous corresponding periods)          21.4               19.7                 16.7
Net income per share-basic (yen)                              71.35              58.40               132.33
Net income per share-diluted (yen)                                -                  -                    -
------------------------------------------------------ ------------------ ------------------ --------------

Notes:
i. Equity in income of affiliates: Yen 1,038 million; Yen 935 million (half year ended September 30, 2005); Yen 2,606 million (year ended March 31, 2006)
ii. Average number of shares outstanding (consolidated): 729,483,296 shares; 734,019,631 shares (half year ended September 30, 2005); 733,434,414 shares (year ended March 31, 2006)
iii. No change in accounting method has been made.


(2) Financial Position                                    (Millions of yen)
---------------------- ----------------------------------------------------
                       September 30, 2006 September 30, 2005 March 31, 2006
---------------------- ------------------ ------------------ --------------
Total assets               2,097,763          1,948,587           2,041,183
Shareholders' equity       1,008,412            905,674             960,245
Equity ratio (%)                48.1               46.5                47.0
Equity per share (yen)      1,382.14           1,233.08            1,316.21
---------------------- ------------------ ------------------ --------------

Note: Number of shares outstanding as of September 30, 2006: 729,602,695 shares; 734,481,701 shares (September 30, 2005); 729,552,274 shares (March 31,
2006)


(3) Cash Flows                                                                (Millions of yen)
------------------------------------------ ----------------------------------------------------
                                            Half year ended    Half year ended     Year ended
                                           September 30, 2006 September 30, 2005 March 31, 2006
------------------------------------------ ------------------ ------------------ --------------
Cash flows from operating activities             51,624             71,734              173,479
Cash flows from investing activities            -39,259            -62,009             -120,051
Cash flows from financing activities              1,101            -49,795              -59,989
Cash and cash equivalents at end of period      203,876            148,010              187,055
------------------------------------------ ------------------ ------------------ --------------

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 252; non-consolidated subsidiaries: 36; affiliated companies: 19

(5) Changes relating to the scale of consolidation and the application of the equity method:
Consolidated subsidiaries: 1 addition; 8 removals
Companies accounted for by the equity method: 4 removals

Note:

Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with U.S. generally accepted accounting principles.


2. Forecast of operating results from April 1, 2006 to March 31, 2007    (Millions of yen)
------------------------------------------------------------------------------------------
        Net sales                                                            2,067,000
        Operating income                                                       170,000
        Income from continuing operations before income taxes                  168,000
        Net income                                                             106,500
------------------------------------------------------------------------ -----------------
        Note: Net income per share (Consolidated) 145.97 yen

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2007. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 288 subsidiaries and 19 affiliates.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Office Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production

   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service

   Japan ...Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd., Ricoh Sales Co., Ltd. Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd.,
   Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., and 32 other sales companies nationwide, Ricoh Technosystems Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.

   The Americas...Ricoh Corporation, Lanier Worldwide, Inc.
   Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh France S.A.,
   Ricoh Espana S.L., Ricoh Italia S.p.A., and NRG Group PLC
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia Pacific Pte. Ltd.,
   Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Industrial Products]

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Production and Sales
   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.

[Other]

Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Sales
   Ricoh Corporation, Ricoh Europe B.V.

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and Coca-Cola West Holdings Co., Ltd. (affiliated company)

[Chart of Business System]
The chart of group position is omitted.

CONSOLIDATED PERFORMANCE

1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended September 30, 2006 and 2005)                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                 Three months ended Three months ended
                                                 September 30, 2006 September 30, 2005 Change  %
------------------------------------------------ ------------------ ------------------ ------ ----
Net sales                                              502,346            468,404      33,942  7.2
Cost of sales                                          296,995            276,195      20,800  7.5
   Percentage of net sales (%)                            59.1               59.0
Gross Profit                                           205,351            192,209      13,142  6.8
   Percentage of net sales (%)                            40.9               41.0
Selling, general and administrative expenses           172,835            163,586       9,249  5.7
   Percentage of net sales (%)                            34.4               34.9
Operating income                                        32,516             28,623       3,893 13.6
   Percentage of net sales (%)                             6.5                6.1
Other (income) expense
 Interest and dividend income                              884                699         185 26.5
   Percentage of net sales (%)                             0.2                0.1
 Interest expense                                        1,654              1,187         467 39.3
   Percentage of net sales (%)                             0.3                0.3
 Other, net                                             -3,818             -2,176      -1,642    -
   Percentage of net sales (%)                            -0.7               -0.6
Income from continuing operations before income
  taxes, equity income and minority interests           35,564             30,311       5,253 17.3
   Percentage of net sales (%)                             7.1                6.5
Provision for income taxes                              11,654             10,868         786  7.2
   Percentage of net sales (%)                             2.3                2.3
Minority interests in earnings of subsidiaries           1,542              1,464          78  5.3
   Percentage of net sales (%)                             0.3                0.3
Equity in earnings of affiliates                           552                572         -20 -3.5
   Percentage of net sales (%)                             0.1                0.1
Income from continuing operations                       22,920             18,551       4,369 23.6
   Percentage of net sales (%)                             4.6                4.0
Income from discontinued operation, net of tax               -                593        -593    -
   Percentage of net sales (%)                               -                0.1
Net income                                              22,920             19,144       3,776 19.7
   Percentage of net sales (%)                             4.6                4.1
------------------------------------------------     ---------          ---------      ------ ----
           Reference : Exchange rate
                     US$ 1                          Yen 116.26         Yen 111.22
                    EURO 1                          Yen 148.16         Yen 135.79

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                      Half year ended        Half year ended                  Year ended
                                                     September 30, 2006     September 30, 2005 Change   %   March 31, 2006
---------------------------------------------------- ------------------     ------------------ ------ ----- --------------
Net sales                                                  986,922                919,869      67,053   7.3   1,909,238
Cost of sales                                              579,006                534,143      44,863   8.4   1,114,238
   Percentage of net sales (%)                                58.7                   58.1                          58.4
Gross Profit                                               407,916                385,726      22,190   5.8     795,000
   Percentage of net sales (%)                                41.3                   41.9                          41.6
Selling, general and administrative expenses               334,753                320,714      14,039   4.4     646,416
   Percentage of net sales (%)                                33.9                   34.8                          33.8
Operating income                                            73,163                 65,012       8,151  12.5     148,584
   Percentage of net sales (%)                                 7.4                    7.1                           7.8
Other (income) expense
 Interest and dividend income                                1,981                  1,384         597  43.1       2,896
   Percentage of net sales (%)                                 0.2                    0.2                           0.2
 Interest expense                                            3,238                  2,196       1,042  47.4       5,244
   Percentage of net sales (%)                                 0.3                    0.2                           0.3
 Other, net                                                 -2,362                 -3,309         947    --      -6,530
   Percentage of net sales (%)                                -0.2                   -0.2                          -0.3
Income from continuing operations before income
  taxes, equity income and minority interests               74,268                 67,509       6,759  10.0     152,766
   Percentage of net sales (%)                                 7.5                    7.3                           8.0
Provision for income taxes                                  25,880                 24,012       1,868   7.8      56,165
   Percentage of net sales (%)                                 2.6                    2.6                           2.9
Minority interests in earnings of subsidiaries               2,881                  2,690         191   7.1       4,185
   Percentage of net sales (%)                                 0.3                    0.3                           0.2
Equity in earnings of affiliates                             1,038                    935         103  11.0       2,606
   Percentage of net sales (%)                                 0.1                    0.1                           0.1
Income from continuing operations                           46,545                 41,742       4,803  11.5      95,022
   Percentage of net sales (%)                                 4.7                    4.5                           5.0
Income from discontinued operation, net of tax               5,500                  1,125       4,375 388.9       2,035
   Percentage of net sales (%)                                 0.6                    0.2                           0.1
Net income                                                  52,045                 42,867       9,178  21.4      97,057
   Percentage of net sales (%)                                 5.3                    4.7                           5.1
----------------------------------------------------     ---------              ---------      ------ -----    --------
           Reference : Exchange rate
                     US$ 1                              Yen 115.40             Yen 109.42                    Yen 113.26
                    EURO 1                              Yen 145.98             Yen 135.67                    Yen 137.86

Note:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2006 and 2005)                      (Millions of yen)
---------------------------------------------------------------------------------------
                                Three months ended Three months ended
                                September 30, 2006 September 30, 2005 Change      %
------------------------------- ------------------ ------------------ ------    ----
[Office Solutions]
Imaging Solutions                     370,871            343,643      27,228     7.9
   Percentage of net sales (%)           73.8               73.4
Network System Solutions               55,417             54,565         852     1.6
   Percentage of net sales (%)           11.1               11.6
Total Office Solutions                426,288            398,208      28,080     7.1
   Percentage of net sales (%)           84.9               85.0
-------------------------------     ---------          ---------      ------    ----
[Industrial Products]
Industrial Products                    33,547             32,381       1,166     3.6
   Percentage of net sales (%)            6.7                6.9
-------------------------------     ---------          ---------      ------    ----
[Other]
Other                                  42,511             37,815       4,696    12.4
   Percentage of net sales (%)            8.4                8.1
-------------------------------     ---------          ---------      ------    ----
Grand Total                           502,346            468,404      33,942     7.2
   Percentage of net sales (%)          100.0              100.0
-------------------------------     ---------          ---------      ------    ----
  Reference : Exchange rate
            US$ 1                  Yen 116.26         Yen 111.22
            EURO 1                 Yen 148.16         Yen 135.79

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)           (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                    Half year ended      Half year ended                   Year ended
                                   September 30, 2006   September 30, 2005   Change  %   March 31, 2006
---------------------------------- ------------------   ------------------   ------ ---- --------------
[Office Solutions]
Imaging Solutions                        743,626              693,130        50,496  7.3   1,446,635
   Percentage of net sales (%)              75.3                 75.4                           75.8
Network System Solutions                  94,464               93,151         1,313  1.4     190,593
   Percentage of net sales (%)               9.6                 10.1                           10.0
Total Office Solutions                   838,090              786,281        51,809  6.6   1,637,228
   Percentage of net sales (%)              84.9                 85.5                           85.8
----------------------------------     ---------            ---------        ------ ----   ---------
[Industrial Products]
Industrial Products                       68,256               58,459         9,797 16.8     120,636
   Percentage of net sales (%)               6.9                  6.4                            6.3
----------------------------------     ---------            ---------        ------ ----   ---------
[Other]
Other                                     80,576               75,129         5,447  7.3     151,374
   Percentage of net sales (%)               8.2                  8.1                            7.9
----------------------------------     ---------            ---------        ------ ----   ---------
Grand Total                              986,922              919,869        67,053  7.3   1,909,238
   Percentage of net sales (%)             100.0                100.0                          100.0
----------------------------------     ---------            ---------        ------ ----   ---------
  Reference : Exchange rate
            US$ 1                     Yen 115.40           Yen 109.42                     Yen 113.26
            EURO 1                    Yen 145.98           Yen 135.67                     Yen 137.86

Notes:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

*Each category includes the following product line:

Imaging Solutions             Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners,
                              MFPs(multifunctional printers), laser printers and software
Network System Solutions      Personal computers, servers, network systems and network related software
Industrial Products           Thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment
Other                         Optical discs and digital cameras

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended September 30, 2006 and 2005)                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                              Three months ended Three months ended
                                              September 30, 2006 September 30, 2005 Change  %
--------------------------------------------- ------------------ ------------------ ------ ----
[Domestic]                                          252,060            245,292       6,768  2.8
   Percentage of net sales (%)                         50.2               52.4
[Overseas]                                          250,286            223,112      27,174 12.2
   Percentage of net sales (%)                         49.8               47.6
       The Americas                                 102,949             96,759       6,190  6.4
          Percentage of net sales (%)                  20.5               20.7
       Europe                                       112,994             96,920      16,074 16.6
          Percentage of net sales (%)                  22.5               20.7
       Other                                         34,343             29,433       4,910 16.7
          Percentage of net sales (%)                   6.8                6.2
Grand Total                                         502,346            468,404      33,942  7.2
   Percentage of net sales (%)                        100.0              100.0
---------------------------------------------     ---------          ---------      ------ ----
      Reference : Exchange rate
                US$ 1                            Yen 116.26         Yen 111.22
               EURO 1                            Yen 148.16         Yen 135.79

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                  (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended                 Year ended
                                              September 30, 2006 September 30, 2005 Change  %   March 31, 2006
--------------------------------------------- ------------------ ------------------ ------ ---- --------------
[Domestic]                                          492,491            477,766      14,725  3.1        966,224
   Percentage of net sales (%)                         49.9               51.9                            50.6
[Overseas]                                          494,431            442,103      52,328 11.8        943,014
   Percentage of net sales (%)                         50.1               48.1                            49.4
       The Americas                                 203,584            183,915      19,669 10.7        387,412
          Percentage of net sales (%)                  20.6               20.0                            20.3
       Europe                                       226,504            201,399      25,105 12.5        434,800
          Percentage of net sales (%)                  23.0               21.9                            22.8
       Other                                         64,343             56,789       7,554 13.3        120,802
          Percentage of net sales (%)                   6.5                6.2                             6.3
Grand Total                                         986,922            919,869      67,053  7.3      1,909,238
   Percentage of net sales (%)                        100.0              100.0                           100.0
---------------------------------------------     ---------          ---------      ------ ----      ---------
      Reference : Exchange rate
                US$ 1                            Yen 115.40         Yen 109.42                      Yen 113.26
               EURO 1                            Yen 145.98         Yen 135.67                      Yen 137.86

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

3. CONSOLIDATED BALANCE SHEETS
(September 30, 2006 and March 31, 2006)

Assets                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  September 30, 2006 March 31, 2006      Change
----------------------------------------------------------------- ------------------ -------------- -----------------
Current Assets
   Cash and time deposits                                               205,388          188,525          16,863
   Trade receivables                                                    642,719          630,501          12,218
   Marketable securities                                                    171              162               9
   Inventories                                                          184,741          169,245          15,496
   Other current assets                                                  59,706           55,110           4,596
Total Current Assets                                                  1,092,725        1,043,543          49,182
Fixed Assets
   Tangible fixed assets                                                270,255          268,243           2,012
   Finance receivable                                                   424,184          415,435           8,749
   Other Investments                                                    310,599          313,962          -3,363
Total Fixed Assets                                                    1,005,038          997,640           7,398
-----------------------------------------------------------------     ---------        ---------         -------
Total Assets                                                          2,097,763        2,041,183          56,580
-----------------------------------------------------------------     ---------        ---------         -------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                            203,876          187,055
   Time deposits                                                          1,512            1,470

Liabilities and Shareholders' Investment                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  September 30, 2006 March 31, 2006      Change
----------------------------------------------------------------- ------------------ -------------- -----------------
Current Liabilities
   Trade payables                                                       320,016          339,152         -19,136
   Short-term borrowings                                                211,011          185,651          25,360
   Other current liabilities                                            170,803          159,225          11,578
Total Current Liabilities                                               701,830          684,028          17,802
Fixed Liabilities
   Long-term indebtedness                                               182,713          195,626         -12,913
   Retirement benefit obligation                                         96,637           97,020            -383
   Other fixed liabilities                                               52,890           51,374           1,516
Total Fixed Liabilities                                                 332,240          344,020         -11,780
-----------------------------------------------------------------     ---------        ---------         -------
Total Liabilities                                                     1,034,070        1,028,048           6,022
-----------------------------------------------------------------     ---------        ---------         -------
Minority Interest                                                        55,281           52,890           2,391
-----------------------------------------------------------------     ---------        ---------         -------
Shareholders' Investment
   Common stock                                                         135,364          135,364               -
   Additional paid-in capital                                           186,451          186,450               1
   Retained earnings                                                    708,675          665,394          43,281
   Accumulated other comprehensive income                                 9,331            4,099           5,232
   Treasury stock                                                       -31,409          -31,062            -347
Total Shareholders' Investment                                        1,008,412          960,245          48,167
-----------------------------------------------------------------     ---------        ---------         -------
Total Liabilities and Shareholders' Investment                        2,097,763        2,041,183          56,580
-----------------------------------------------------------------     ---------        ---------         -------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities          6,443            8,928          -2,485
   Pension liability adjustments                                         -6,813           -7,643             830
   Net unrealized gains on derivative instruments                            34              157            -123
   Cumulative translation adjustments                                     9,667            2,657           7,010

                                                                  September 30, 2006 March 31, 2006
                    Reference: Exchange rate                      ------------------ --------------
                             US$ 1                                   Yen 117.90       Yen 117.47
                             EURO 1                                  Yen 149.77       Yen 142.81

4. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Half year ended September 30, 2006                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                Additional              other                    Total
                                                        Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                                        stock    capital   earnings    income      stock      Investment
------------------------------------------------------- ------- ---------- -------- ------------- -------- -----------------
Beginning balance                                       135,364  186,450   665,394       4,099    -31,062        960,245
------------------------------------------------------- -------  -------   -------     -------    -------      ---------
Gain on disposal of treasury stock                                     1                                               1
Dividends declared and approved                                             -8,764                                -8,764
Comprehensive income
   Net income                                                               52,045                                52,045
   Net unrealized holding losses on available-for-sale
     securities                                                                         -2,485                    -2,485
   Pension liability adjustments                                                           830                       830
   Net unrealized losses on derivative instruments                                        -123                      -123
   Cumulative translation adjustments                                                    7,010                     7,010
                                                                                                               ---------
   Total comprehensive income                                                                                     57,277
                                                                                                               ---------
Purchase of treasury stock , net                                                                     -347           -347
------------------------------------------------------- -------  -------   -------     -------    -------      ---------
Ending balance                                          135,364  186,451   708,675       9,331    -31,409      1,008,412
------------------------------------------------------- -------  -------   -------     -------    -------      ---------

Year ended March 31, 2006                                                                                  (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                Additional              other                    Total
                                                        Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                                        stock    capital   earnings    income      stock      Investment
------------------------------------------------------- ------- ---------- -------- ------------- -------- -----------------
Beginning balance                                       135,364  186,551   584,515     -21,963    -21,469        862,998
------------------------------------------------------- -------  -------   -------     -------    -------      ---------
Loss on disposal of treasury stock                                  -101                                            -101
Dividends declared and approved                                            -16,178                               -16,178
Comprehensive income
   Net income                                                               97,057                                97,057
   Net unrealized holding gains on available-for-sale
     securities                                                                          4,137                     4,137
   Pension liability adjustments                                                         7,009                     7,009
   Net unrealized gains on derivative instruments                                           40                        40
   Cumulative translation adjustments                                                   14,876                    14,876
                                                                                                               ---------
   Total comprehensive income                                                                                    123,119
                                                                                                               ---------
Purchase of treasury stock , net                                                                   -9,593         -9,593
------------------------------------------------------- -------  -------   -------     -------    -------      ---------
Ending balance                                          135,364  186,450   665,394       4,099    -31,062        960,245
------------------------------------------------------- -------  -------   -------     -------    -------      ---------

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              Half year ended    Half year ended     Year ended
                                                                             September 30, 2006 September 30, 2005 March 31, 2006
---------------------------------------------------------------------------- ------------------ ------------------ --------------
I. Cash Flows from Operating Activities:
   Net income                                                                      52,045             42,867            97,057
   Income from discontinued operation, net of tax                                  -5,500             -1,125            -2,035
                                                                                  -------            -------          --------
   Income from continuing operations                                               46,545             41,742            95,022
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                               42,851             39,627            84,089
       Equity in earnings of affiliates, net of dividends received                   -209               -110            -1,431
       Deferred income taxes                                                       -2,755             -1,878            -4,692
       Loss on disposal and sales of tangible fixed assets                            988              1,059               920
       Pension and severance costs, less payments                                    -701               -148             3,340
   Changes in assets and liabilities--
       Decrease in trade receivables                                                7,057             15,514            13,411
       (Increase) decrease in inventories                                         -12,693              1,624             3,726
       Increase in finance receivables                                            -14,045            -17,194           -30,029
       Decrease in trade payables                                                 -20,354            -12,389            -4,442
       (Decrease) increase in accrued income taxes and accrued expenses
         and other                                                                  4,608               -556             2,505
   Other, net                                                                         332              4,443            11,060
----------------------------------------------------------------------------      -------            -------          --------
   Net cash provided by operating activities                                       51,624             71,734           173,479
----------------------------------------------------------------------------      -------            -------          --------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                               265                312             3,085
   Expenditures for tangible fixed assets                                         -39,089            -58,034          -101,788
   Payments for purchases of available-for-sale securities                        -49,036            -60,213          -138,607
   Proceeds from sales of available-for-sale securities                            48,006             62,788           141,620
   (Increase) decrease in time deposits, net                                          -43                718              -136
   Proceeds from sales of discontinued operation                                   12,000                  -                 -
   Other, net                                                                     -11,362             -7,580           -24,225
----------------------------------------------------------------------------      -------            -------          --------
 Net cash used in investing activities                                            -39,259            -62,009          -120,051
----------------------------------------------------------------------------      -------            -------          --------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                            42,885             35,776            63,751
   Repayment of long-term indebtedness                                            -20,861            -54,169           -93,752
   Increase in short-term borrowings, net                                           6,633             20,654            39,618
   Proceeds from issuance of long-term debt securities                                  -                  -            10,000
   Repayment of long-term debt securities                                         -18,000            -44,000           -52,000
   Dividend paid                                                                   -8,764             -7,348           -16,178
   Payment for purchase of treasury stock                                            -355               -237           -10,653
   Other, net                                                                        -437               -471              -775
----------------------------------------------------------------------------      -------            -------          --------
 Net cash provided by (used in) financing activities                                1,101            -49,795           -59,989
----------------------------------------------------------------------------      -------            -------          --------
IV. Net Increase in Cash and Cash Equivalents from discontinued operation             825              1,756             3,376
----------------------------------------------------------------------------      -------            -------          --------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                     2,530               -533             3,383
----------------------------------------------------------------------------      -------            -------          --------
VI. Net Increase (Decrease) in Cash and Cash Equivalents                           16,821            -38,847               198
----------------------------------------------------------------------------      -------            -------          --------
VII. Cash and Cash Equivalents at Beginning of Year                               187,055            186,857           186,857
----------------------------------------------------------------------------      -------            -------          --------
VIII. Cash and Cash Equivalents at End of Period                                  203,876            148,010           187,055
----------------------------------------------------------------------------      -------            -------          --------

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

6. SEGMENT INFORMATION
(1)Industry Segment Information

(Three months ended September 30, 2006 and 2005)                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended Three months ended
                                                                 September 30, 2006 September 30, 2005 Change      %
---------------------------------------------------------------- ------------------ ------------------ ------    -----
OFFICE SOLUTIONS:
   Net sales:
       Unaffiliated customers                                         426,288            398,208       28,080      7.1
       Intersegment                                                         -                  -            -        -
       Total                                                          426,288            398,208       28,080      7.1
----------------------------------------------------------------      -------            -------       ------    -----
   Operating expenses                                                 378,862            356,455       22,407      6.3
----------------------------------------------------------------      -------            -------       ------    -----
   Operating income                                                    47,426             41,753        5,673     13.6
       Operating income on sales in Office Solutions (%)                 11.1               10.5
----------------------------------------------------------------      -------            -------       ------    -----
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                          33,547             32,381        1,166      3.6
       Intersegment                                                     1,120                658          462     70.2
       Total                                                           34,667             33,039        1,628      4.9
----------------------------------------------------------------      -------            -------       ------    -----
   Operating expenses                                                  35,007             32,686        2,321      7.1
----------------------------------------------------------------      -------            -------       ------    -----
   Operating income                                                      -340                353         -693        -
       Operating income on sales in Industrial Products (%)              -1.0                1.1
----------------------------------------------------------------      -------            -------       ------    -----
OTHER:
   Net sales:
       Unaffiliated customers                                          42,511             37,815        4,696     12.4
       Intersegment                                                         -                  -            -        -
       Total                                                           42,511             37,815        4,696     12.4
----------------------------------------------------------------      -------            -------       ------    -----
   Operating expenses                                                  41,296             37,647        3,649      9.7
----------------------------------------------------------------      -------            -------       ------    -----
   Operating income                                                     1,215                168        1,047    623.2
       Operating income on sales in Other (%)                             2.9                0.4
----------------------------------------------------------------      -------            -------       ------    -----
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -1,120               -658         -462        -
       Total                                                           -1,120               -658         -462        -
----------------------------------------------------------------      -------            -------       ------    -----
   Operating expenses:
       Unaffiliated customers                                          -1,120               -685         -435        -
       Intersegment                                                    15,785             13,678        2,107        -
       Total                                                           14,665             12,993        1,672        -
----------------------------------------------------------------      -------            -------       ------    -----
   Operating income                                                   -15,785            -13,651       -2,134        -
----------------------------------------------------------------      -------            -------       ------    -----
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                         502,346            468,404       33,942      7.2
       Intersegment                                                         -                  -            -        -
       Total                                                          502,346            468,404       33,942      7.2
----------------------------------------------------------------      -------            -------       ------    -----
   Operating expenses                                                 469,830            439,781       30,049      6.8
----------------------------------------------------------------      -------            -------       ------    -----
   Operating income                                                    32,516             28,623        3,893     13.6
       Operating income on consolidated net sales (%)                     6.5                6.1
----------------------------------------------------------------      -------            -------       ------    -----

Capital expenditures:                                                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended Three months ended
                                                                 September 30, 2006 September 30, 2005 Change      %
---------------------------------------------------------------- ------------------ ------------------ ------    -----
   Office Solutions                                                    20,085             19,483          602      3.1
   Industrial Products                                                  2,124              2,577         -453    -17.6
   Other                                                                  616                937         -321    -34.3
   Corporate                                                              399                449          -50    -11.1
----------------------------------------------------------------      -------            -------       ------    -----
Total                                                                  23,224             23,446         -222     -0.9
----------------------------------------------------------------      -------            -------       ------    -----

Depreciation:                                                                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended Three months ended
                                                                 September 30, 2006 September 30, 2005 Change      %
---------------------------------------------------------------- ------------------ ------------------ ------    -----
   Office Solutions                                                    15,648             12,937        2,711     21.0
   Industrial Products                                                  1,385              1,658         -273    -16.5
   Other                                                                  427                589         -162    -27.5
   Corporate                                                              313                282           31     11.0
----------------------------------------------------------------      -------            -------       ------    -----
Total                                                                  17,773             15,466        2,307     14.9
----------------------------------------------------------------      -------            -------       ------    -----

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Identifiable assets:                                          (Millions of yen)
-------------------------------------------------------------------------------
                        September 30, 2006 September 30, 2005 Change      %
----------------------- ------------------ ------------------ -------    ----
   Office Solutions         1,482,251          1,394,012       88,239     6.3
   Industrial Products         89,724             73,231       16,493    22.5
   Other                      114,341            115,397       -1,056    -0.9
   Elimination                 -1,924             -7,536        5,612       -
   Corporate assets           413,371            373,483       39,888    10.7
-----------------------     ---------          ---------      -------    ----
Total                       2,097,763          1,948,587      149,176     7.7
-----------------------     ---------          ---------      -------    ----

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                            Half year ended     Half year ended                      Year ended
                                                           September 30, 2006  September 30, 2005  Change     %    March 31, 2006
---------------------------------------------------------- ------------------  ------------------  -------  -----  --------------
OFFICE SOLUTIONS:
 Net sales:
   Unaffiliated customers                                        838,090             786,281        51,809    6.6    1,637,228
   Intersegment                                                        -                   -             -      -            -
   Total                                                         838,090             786,281        51,809    6.6    1,637,228
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating expenses                                              739,320             695,849        43,471    6.2    1,434,279
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating income                                                 98,770              90,432         8,338    9.2      202,949
   Operating income on sales in Office Solutions (%)                11.8                11.5                              12.4
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
INDUSTRIAL PRODUCTS:
 Net sales:
   Unaffiliated customers                                         68,256              58,459         9,797   16.8      120,636
   Intersegment                                                    2,325               1,244         1,081   86.9        2,564
   Total                                                          70,581              59,703        10,878   18.2      123,200
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating expenses                                               69,687              59,874         9,813   16.4      124,108
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating income                                                    894                -171         1,065      -         -908
   Operating income on sales in Industrial Products (%)              1.3                -0.3                              -0.7
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
OTHER:
 Net sales:
   Unaffiliated customers                                         80,576              75,129         5,447    7.3      151,374
   Intersegment                                                        -                   -             -      -            -
   Total                                                          80,576              75,129         5,447    7.3      151,374
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating expenses                                               78,678              74,896         3,782    5.0      148,692
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating income                                                  1,898                 233         1,665  714.6        2,682
   Operating income on sales in Other (%)                            2.4                 0.3                               1.8
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                   -2,325              -1,244        -1,081      -       -2,564
   Total                                                          -2,325              -1,244        -1,081      -       -2,564
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating expenses:
   Intersegment                                                   -2,370              -1,279        -1,091      -       -2,594
   Corporate                                                      28,444              25,517         2,927      -       56,169
   Total                                                          26,074              24,238         1,836      -       53,575
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating income                                                -28,399             -25,482        -2,917      -      -56,139
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                        986,922             919,869        67,053    7.3    1,909,238
   Intersegment                                                        -                   -             -      -            -
   Total                                                         986,922             919,869        67,053    7.3    1,909,238
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating expenses                                              913,759             854,857        58,902    6.9    1,760,654
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
 Operating income                                                 73,163              65,012         8,151   12.5      148,584
   Operating income on consolidated net sales (%)                    7.4                 7.1                               7.8
----------------------------------------------------------     ---------           ---------       -------  -----    ---------


Capital expenditures:                                                                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                            Half year ended     Half year ended                      Year ended
                                                           September 30, 2006  September 30, 2005  Change     %    March 31, 2006
---------------------------------------------------------- ------------------  ------------------  -------  -----  --------------
   Office Solutions                                               34,429              51,456       -17,027  -33.1       90,383
   Industrial Products                                             2,855               4,573        -1,718  -37.6        7,451
   Other                                                           1,411               1,451           -40   -2.8        2,361
   Corporate                                                         483                 684          -201  -29.4        1,854
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
Total                                                             39,178              58,164       -18,986  -32.6      102,049
----------------------------------------------------------     ---------           ---------       -------  -----    ---------


Depreciation:                                                                                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                            Half year ended     Half year ended                      Year ended
                                                           September 30, 2006  September 30, 2005  Change     %    March 31, 2006
---------------------------------------------------------- ------------------  ------------------  -------  -----  --------------
   Office Solutions                                               29,439              26,320         3,119   11.9       57,326
   Industrial Products                                             2,715               3,150          -435  -13.8        6,631
   Other                                                             980               1,103          -123  -11.2        2,352
   Corporate                                                         604                 531            73   13.7        1,156
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
Total                                                             33,738              31,104         2,634    8.5       67,465
----------------------------------------------------------      ---------           ---------       -------  -----    ---------

Note:

*As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-
 Lived Assets".


Identifiable assets:                                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                           September 30, 2006  September 30, 2005  Change     %    March 31, 2006
---------------------------------------------------------- ------------------  ------------------  -------  -----  --------------
   Office Solutions                                            1,482,251           1,394,012        88,239    6.3    1,426,635
   Industrial Products                                            89,724              73,231        16,493   22.5       84,595
   Other                                                         114,341             115,397        -1,056   -0.9      114,925
   Elimination                                                    -1,924              -7,536         5,612      -       -2,088
   Corporate assets                                              413,371             373,483        39,888   10.7      417,116
----------------------------------------------------------     ---------           ---------       -------  -----    ---------
Total                                                          2,097,763           1,948,587       149,176    7.7    2,041,183
----------------------------------------------------------     ---------           ---------       -------  -----    ---------

(2) Geographic Segment Information

(Three months ended September 30, 2006 and 2005)                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                  September 30, 2006 September 30, 2005 Change      %
------------------------------------------------- ------------------ ------------------ -------   -----
JAPAN:
 Net sales:
   External customers                                   258,289            252,460        5,829     2.3
   Intersegment                                         122,964             99,327       23,637    23.8
   Total                                                381,253            351,787       29,466     8.4
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses                                     361,781            334,646       27,135     8.1
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                        19,472             17,141        2,331    13.6
   Operating income on sales in Japan(%)                    5.1                4.9
-------------------------------------------------      --------           --------      -------   -----
THE AMERICAS:
 Net sales:
   External customers                                   102,935             96,021        6,914     7.2
   Intersegment                                             742                445          297    66.7
   Total                                                103,677             96,466        7,211     7.5
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses                                      96,748             91,325        5,423     5.9
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                         6,929              5,141        1,788    34.8
   Operating income on sales in the Americas(%)             6.7                5.3
-------------------------------------------------      --------           --------      -------   -----
EUROPE:
 Net sales:
   External customers                                   113,314             96,093       17,221    17.9
   Intersegment                                             842              1,326         -484   -36.5
   Total                                                114,156             97,419       16,737    17.2
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses                                     109,194             93,350       15,844    17.0
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                         4,962              4,069          893    21.9
   Operating income on sales in Europe(%)                   4.3                4.2
-------------------------------------------------      --------           --------      -------   -----
OTHER:
 Net sales:
   External customers                                    27,808             23,830        3,978    16.7
   Intersegment                                          40,055             24,392       15,663    64.2
   Total                                                 67,863             48,222       19,641    40.7
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses                                      63,357             44,808       18,549    41.4
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                         4,506              3,414        1,092    32.0
   Operating income on sales in Other(%)                    6.6                7.1
-------------------------------------------------      --------           --------      -------   -----
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                        -164,603           -125,490      -39,113       -
   Total                                               -164,603           -125,490      -39,113       -
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses:                                   -161,250           -124,348      -36,902       -
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                        -3,353             -1,142       -2,211       -
-------------------------------------------------      --------           --------      -------   -----
CONSOLIDATED:
 Net sales:
   External customers                                   502,346            468,404       33,942     7.2
   Intersegment                                               -                  -            -       -
   Total                                                502,346            468,404       33,942     7.2
-------------------------------------------------      --------           --------      -------   -----
 Operating expenses                                     469,830            439,781       30,049     6.8
-------------------------------------------------      --------           --------      -------   -----
 Operating income                                        32,516             28,623        3,893    13.6
   Operating income on consolidated net sales(%)            6.5                6.1
-------------------------------------------------      --------           --------      -------   -----

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Identifiable assets:                                  (Millions of yen)
-----------------------------------------------------------------------
                     September 30, 2006 September 30, 2005 Change   %
-------------------- ------------------ ------------------ ------- ----
   Japan                  1,257,839          1,186,255      71,584  6.0
   The Americas             249,432            235,714      13,718  5.8
   Europe                   262,571            226,006      36,565 16.2
   Other                     93,698             73,123      20,575 28.1
   Elimination             -179,148           -145,994     -33,154    -
   Corporate assets         413,371            373,483      39,888 10.7
-------------------- ------------------ ------------------ ------- ----
Total                     2,097,763          1,948,587     149,176  7.7
-------------------- ------------------ ------------------ ------- ----

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                 (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                            Half year ended    Half year ended                   Year ended
                                           September 30, 2006 September 30, 2005 Change    %   March 31, 2006
------------------------------------------ ------------------ ------------------ ------- ----- --------------
JAPAN:
 Net sales:
   External customers                            504,429            492,467       11,962   2.4        992,945
   Intersegment                                  246,032            204,313       41,719  20.4        413,087
   Total                                         750,461            696,780       53,681   7.7      1,406,032
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses                              698,853            651,425       47,428   7.3      1,310,233
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                 51,608             45,355        6,253  13.8         95,799
   Operating income on sales in Japan(%)             6.9                6.5                               6.8
------------------------------------------      --------           --------      ------- -----      ---------
THE AMERICAS:
 Net sales:
   External customers                            203,560            182,319       21,241  11.7        385,746
   Intersegment                                    1,731              1,753          -22  -1.3          7,630
   Total                                         205,291            184,072       21,219  11.5        393,376
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses                              196,341            177,607       18,734  10.5        378,108
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                  8,950              6,465        2,485  38.4         15,268
   Operating income on sales in the
     Americas(%)                                     4.4                3.5                               3.9
------------------------------------------      --------           --------      ------- -----      ---------
EUROPE:
 Net sales:
   External customers                            226,823            199,569       27,254  13.7        434,304
   Intersegment                                    1,740              2,446         -706 -28.9          4,449
   Total                                         228,563            202,015       26,548  13.1        438,753
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses                              218,977            192,048       26,929  14.0        417,341
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                  9,586              9,967         -381  -3.8         21,412
   Operating income on sales in Europe(%)            4.2                4.9                               4.9
------------------------------------------      --------           --------      ------- -----      ---------
OTHER:
 Net sales:
   External customers                             52,110             45,514        6,596  14.5         96,243
   Intersegment                                   72,402             48,019       24,383  50.8        104,045
   Total                                         124,512             93,533       30,979  33.1        200,288
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses                              115,687             86,934       28,753  33.1        185,283
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                  8,825              6,599        2,226  33.7         15,005
   Operating income on sales in Other(%)             7.1                7.1                               7.5
------------------------------------------      --------           --------      ------- -----      ---------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                 -321,905           -256,531      -65,374     -       -529,211
   Total                                        -321,905           -256,531      -65,374     -       -529,211
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses:                            -316,099           -253,157      -62,942     -       -530,311
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                 -5,806             -3,374       -2,432     -          1,100
------------------------------------------      --------           --------      ------- -----      ---------
CONSOLIDATED:
 Net sales:
   External customers                            986,922            919,869       67,053   7.3      1,909,238
   Intersegment                                        -                  -            -     -              -
   Total                                         986,922            919,869       67,053   7.3      1,909,238
------------------------------------------      --------           --------      ------- -----      ---------
 Operating expenses                              913,759            854,857       58,902   6.9      1,760,654
------------------------------------------      --------           --------      ------- -----      ---------
 Operating income                                 73,163             65,012        8,151  12.5        148,584
   Operating income on consolidated net
     sales(%)                                        7.4                7.1                               7.8
------------------------------------------      --------           --------      ------- -----      ---------

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Identifiable assets:                                                 (Millions of yen)
--------------------------------------------------------------------------------------
                     September 30, 2006 September 30, 2005 Change   %   March 31, 2006
-------------------- ------------------ ------------------ ------- ---- --------------
   Japan                 1,257,839          1,186,255       71,584  6.0      1,220,780
   The Americas            249,432            235,714       13,718  5.8        240,726
   Europe                  262,571            226,006       36,565 16.2        235,897
   Other                    93,698             73,123       20,575 28.1         79,102
   Elimination            -179,148           -145,994      -33,154    -       -152,438
   Corporate assets        413,371            373,483       39,888 10.7        417,116
--------------------     ---------          ---------      ------- ----      ---------
Total                    2,097,763          1,948,587      149,176  7.7      2,041,183
--------------------     ---------          ---------      ------- ----      ---------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2006 TO SEPTEMBER 30, 2006.

Consolidated subsidiaries:
   1 Addition
   8 Removals

Companies accounted for by the equity method:
   4 Removals

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1)Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2)Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3)Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4)Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

(5)Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

(6)Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or
(2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(7)Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2006 and March 31, 2006 are as follows:

                                                                         (Millions of yen)
------------------------------------------------------------------------------------------
                                    September 30, 2006
------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses  Fair value
-------------------------------------- ------ ---------------- ---------------- ----------
Current:
   Corporate debt securities              170           -              -               170
   Other                                    1           -              -                 1
-------------------------------------- ------      ------        -------            ------
                                          171           -              -               171
-------------------------------------- ------      ------        -------            ------
Noncurrent:
   Equity securities                    8,563      10,891             53            19,401
   Corporate debt securities            6,000           1              -             6,001
   Other                                  299           -              -               299
   Nonmarketable securities (at cost)   6,406           -              -             6,406
-------------------------------------- ------      ------        -------            ------
                                       21,268      10,892             53            32,107
-------------------------------------- ------      ------        -------            ------

                                                                         (Millions of yen)
------------------------------------------------------------------------------------------
                                       March 31, 2006
------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses  Fair value
-------------------------------------- ------ ---------------- ---------------- ----------
Current:
   Corporate debt securities              161           -              -               161
   Other                                    1           -              -                 1
-------------------------------------- ------      ------        -------            ------
                                          162           -              -               162
-------------------------------------- ------      ------        -------            ------
Noncurrent:
   Equity securities                    8,034      15,716             37            23,713
   Corporate debt securities            6,000          50              -             6,050
   Other                                  171           -              -               171
   Nonmarketable securities (at cost)   6,485           -              -             6,485
-------------------------------------- ------      ------        -------            ------
                                       20,690      15,766             37            36,419
-------------------------------------- ------      ------        -------            ------

(2) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of September 30, 2006 and March 31, 2006 are as follows:

                                                     (Millions of yen)
----------------------------------------------------------------------
                            September 30, 2006
----------------------------------------------------------------------
                                                             Estimated
                                               Carrying        Fair
                                                amount         value
----------------------------------------- ------------------ ---------
  Interest rate swap agreements, net             1,023           1,023
  Foreign currency contracts-net credit           -616            -616
  Currency options-net credit                     -777            -777
-----------------------------------------       ------          ------
  Total                                           -370            -370
-----------------------------------------       ------          ------

                                                     (Millions of yen)
----------------------------------------------------------------------
                            March 31, 2006
----------------------------------------------------------------------
                                                             Estimated
                                               Carrying        Fair
                                                amount         value
----------------------------------------- ------------------ ---------
  Interest rate swap agreements, net             1,175           1,175
  Foreign currency contracts-net credit         -1,147          -1,147
  Currency options                                -270            -270
-----------------------------------------       ------          ------
  Total                                           -242            -242
-----------------------------------------       ------          ------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                          September 30, 2006 March 31, 2006
----------------------------------------- ------------------ ---------------
  Account balances:
     Receivables                                 2,955           3,493
     Payables                                    2,490           2,706
----------------------------------------- ------------------ ---------------

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                           Half year ended    Year ended
                                          September 30, 2006 March 31, 2006
----------------------------------------- ------------------ ---------------
  Transactions:
     Sales                                       8,292           20,205
     Purchases                                  14,697           25,617
     Dividend income                               829            1,175
----------------------------------------- ------------------ ---------------

-APPENDIX- (Half year ended September 30, 2006)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2006 and 2005)                                                               (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended               Change excluding
                                                      September 30, 2006 September 30, 2005  Change   %   exchange impact    %
----------------------------------------------------- ------------------ ------------------ -------- ---- ---------------- -----
[Office Solutions]
   Imaging Solutions                                        370,871            343,643        27,228  7.9      12,810        3.7
       Percentage of net sales (%)                             73.8               73.4
          Domestic                                          142,871            139,619         3,252  2.3       3,252        2.3
          Overseas                                          228,000            204,024        23,976 11.8       9,558        4.7
   Network System Solutions                                  55,417             54,565           852  1.6         602        1.1
       Percentage of net sales (%)                             11.1               11.6
          Domestic                                           52,405             52,385            20  0.0          20        0.0
          Overseas                                            3,012              2,180           832 38.2         582       26.7
Office Solutions Total                                      426,288            398,208        28,080  7.1      13,412        3.4
       Percentage of net sales (%)                             84.9               85.0
   Domestic                                                 195,276            192,004         3,272  1.7       3,272        1.7
   Overseas                                                 231,012            206,204        24,808 12.0      10,140        4.9
          The Americas                                       97,889             91,407         6,482  7.1       2,212        2.4
          Europe                                            106,863             92,393        14,470 15.7       5,540        6.0
          Other                                              26,260             22,404         3,856 17.2       2,388       10.7
-----------------------------------------------------     ---------          ---------      -------- ----      ------      -----
[Industrial Products]
Industrial Products                                          33,547             32,381         1,166  3.6         559        1.7
       Percentage of net sales (%)                              6.7                6.9
   Domestic                                                  19,667             20,220          -553 -2.7        -553       -2.7
   Overseas                                                  13,880             12,161         1,719 14.1       1,112        9.1
          The Americas                                        4,752              5,082          -330 -6.5        -512      -10.1
          Europe                                              4,681              3,528         1,153 32.7         805       22.8
          Other                                               4,447              3,551           896 25.2         819       23.1
-----------------------------------------------------     ---------          ---------      -------- ----      ------      -----
[Other]
Other                                                        42,511             37,815         4,696 12.4       4,438       11.7
       Percentage of net sales (%)                              8.4                8.1
   Domestic                                                  37,117             33,068         4,049 12.2       4,049       12.2
   Overseas                                                   5,394              4,747           647 13.6         389        8.2
          The Americas                                          308                270            38 14.0          24        8.8
          Europe                                              1,450                999           451 45.1         331       33.1
          Other                                               3,636              3,478           158  4.5          34        1.0
-----------------------------------------------------     ---------          ---------      -------- ----      ------      -----
Grand Total                                                 502,346            468,404        33,942  7.2      18,409        3.9
       Percentage of net sales (%)                            100.0              100.0
   Domestic                                                 252,060            245,292         6,768  2.8       6,768        2.8
       Percentage of net sales (%)                             50.2               52.4
   Overseas                                                 250,286            223,112        27,174 12.2      11,641        5.2
       Percentage of net sales (%)                             49.8               47.6
          The Americas                                      102,949             96,759         6,190  6.4       1,724        1.8
              Percentage of net sales (%)                      20.5               20.7
          Europe                                            112,994             96,920        16,074 16.6       6,676        6.9
              Percentage of net sales (%)                      22.5               20.7
          Other                                              34,343             29,433         4,910 16.7       3,241       11.0
              Percentage of net sales (%)                       6.8                6.2
-----------------------------------------------------     ---------          ---------      -------- ----      ------      -----
        Reference: Exchange rate
                  US$ 1                                  Yen 116.26         Yen 111.22      Yen  5.04
                 EURO 1                                  Yen 148.16         Yen 135.79      Yen 12.37

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners,
                         MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Others                   Optical discs and digital camera

                                      A1

(Half year ended September 30, 2006 and 2005 and Year ended March 31, 2006)                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                       Half year ended    Half year ended                Change excluding         Year ended
                                      September 30, 2006 September 30, 2005 Change   %   exchange impact    %   March 31, 2006
------------------------------------- ------------------ ------------------ ------ ----- ---------------- ----- --------------
[Office Solutions]
 Imaging Solutions                          743,626            693,130      50,496   7.3      23,131        3.3   1,446,635
   Percentage of net sales (%)                 75.3               75.4                                                 75.8
       Domestic                             294,392            289,241       5,151   1.8       5,151        1.8     585,363
       Overseas                             449,234            403,889      45,345  11.2      17,980        4.5     861,272
   Network System Solutions                  94,464             93,151       1,313   1.4         942        1.0     190,593
     Percentage of net sales (%)                9.6               10.1                                                 10.0
       Domestic                              89,647             88,984         663   0.7         663        0.7     181,149
       Overseas                               4,817              4,167         650  15.6         279        6.7       9,444
Office Solutions Total                      838,090            786,281      51,809   6.6      24,073        3.1   1,637,228
     Percentage of net sales (%)               84.9               85.5                                                 85.8
   Domestic                                 384,039            378,225       5,814   1.5       5,814        1.5     766,512
   Overseas                                 454,051            408,056      45,995  11.3      18,259        4.5     870,716
       The Americas                         190,930            174,373      16,557   9.5       6,661        3.8     368,184
       Europe                               214,173            191,064      23,109  12.1       8,057        4.2     412,550
       Other                                 48,948             42,619       6,329  14.9       3,541        8.3      89,982
-------------------------------------     ---------          ---------      ------ -----      ------      -----   ---------
 [Industrial Products]
 Industrial Products                         68,256             58,459       9,797  16.8       8,410       14.4     120,636
     Percentage of net sales (%)                6.9                6.4                                                  6.3
   Domestic                                  38,497             36,078       2,419   6.7       2,419        6.7      72,379
   Overseas                                  29,759             22,381       7,378  33.0       5,991       26.8      48,257
       The Americas                          12,091              8,221       3,870  47.1       3,244       39.5      17,391
       Europe                                 9,381              7,473       1,908  25.5       1,323       17.7      16,049
       Other                                  8,287              6,687       1,600  23.9       1,424       21.3      14,817
-------------------------------------     ---------          ---------      ------ -----      ------      -----   ---------
 [Other]
 Other                                       80,576             75,129       5,447   7.3       4,938        6.6     151,374
     Percentage of net sales (%)                8.2                8.1                                                  7.9
   Domestic                                  69,955             63,463       6,492  10.2       6,492       10.2     127,333
   Overseas                                  10,621             11,666      -1,045  -9.0      -1,554      -13.3      24,041
       The Americas                             563              1,321        -758 -57.4        -786      -59.5       1,837
       Europe                                 2,950              2,862          88   3.1        -116       -4.1       6,201
       Other                                  7,108              7,483        -375  -5.0        -652       -8.7      16,003
-------------------------------------     ---------          ---------      ------ -----      ------      -----   ---------
 Grand Total                                986,922            919,869      67,053   7.3      37,421        4.1   1,909,238
     Percentage of net sales (%)              100.0              100.0                                                100.0
   Domestic                                 492,491            477,766      14,725   3.1      14,725        3.1     966,224
     Percentage of net sales (%)               49.9               51.9                                                 50.6
   Overseas                                 494,431            442,103      52,328  11.8      22,696        5.1     943,014
     Percentage of net sales (%)               50.1               48.1                                                 49.4
       The Americas                         203,584            183,915      19,669  10.7       9,119        5.0     387,412
        Percentage of net sales (%)            20.6               20.0                                                 20.3
       Europe                               226,504            201,399      25,105  12.5       9,264        4.6     434,800
        Percentage of net sales (%)            23.0               21.9                                                 22.8
       Other                                 64,343             56,789       7,554  13.3       4,313        7.6     120,802
        Percentage of net sales (%)             6.5                6.2                                                  6.3
-------------------------------------     ---------          ---------      ------ -----      ------      -----   ---------
    Reference: Exchange rate
             US$ 1                       Yen 115.40         Yen 109.42         Yen  5.98                         Yen 113.26
             EURO 1                      Yen 145.98         Yen 135.67         Yen 10.31                         Yen 137.86

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners,
                         MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Others                   Optical discs and digital camera

                                      A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                     (Billions of yen)
----------------------------------------------------------------------------------------------------------------------
                        Half year ended        Three months ending        Half year ending         Year ending
                        Sept. 30, 2006  Change    Dec. 31, 2006    Change  Mar. 31, 2007   Change Mar. 31, 2007 Change
                            Results       %         Forecast         %        Forecast       %      Forecast      %
----------------------- --------------- ------ ------------------- ------ ---------------- ------ ------------- ------
Net sales                    986.9        7.3         514.0         8.3       1,080.0        9.2     2,067.0      8.3
Gross profit                 407.9        5.8         215.0         7.4         446.5        9.1       854.5      7.5
Operating income              73.1       12.5          40.0         9.9          96.8       15.9       170.0     14.4
Income from continuing
  operations before
  income taxes                74.2       10.0          38.5         1.3          93.7        9.9       168.0     10.0
Net income                    52.0       21.4          23.1         0.4          54.4        0.5       106.5      9.7
-----------------------     ------       ----        ------        ----       -------       ----     -------     ----
Net income per share (yen)   71.35          -         31.66           -         74.62          -      145.97        -
-----------------------     ------       ----        ------        ----       -------       ----     -------     ----
Capital expenditures          39.1          -          20.0           -          45.8          -        85.0        -
Depreciation for
  tangible fixed assets       33.7          -          18.5           -          38.2          -        72.0        -
R&D expenditures              56.5          -          30.0           -          63.4          -       120.0        -
-----------------------     ------       ----        ------        ----       -------       ----     -------     ----
Exchange rate (Yen/US$)     115.40          -        115.00           -        115.00          -      115.20        -
Exchange rate (Yen/EURO)    145.98          -        140.00           -        140.00          -      142.99        -
-----------------------     ------       ----        ------        ----       -------       ----     -------     ----

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                              (Billions of yen)
-----------------------------------------------------------------------------------------------
                           Half year ending March 31, 2007       Year ending March 31, 2007
                          ---------------------------------- ----------------------------------
                                   Change             Change          Change             Change
                          Forecast   %    Forecast(*)   %    Forecast   %    Forecast(*)   %
------------------------- -------- ------ ----------- ------ -------- ------ ----------- ------
[Office Solutions]
 Imaging Solutions          839.7   11.4      844.1    12.0  1,583.4    9.5    1,560.4     7.9
     Domestic               312.6    5.6      312.6     5.6    607.0    3.7      607.0     3.7
     Overseas               527.1   15.3      531.5    16.2    976.4   13.4      953.4    10.7
 Network System Solutions   101.1    3.8      101.1     3.8    195.5    2.6      195.1     2.4
     Domestic                95.3    3.4       95.3     3.4    184.9    2.1      184.9     2.1
     Overseas                 5.8    9.9        5.8     9.9     10.6   12.4       10.2     8.5
 Office Solutions Total     940.8   10.6      945.2    11.1  1,778.9    8.7    1,755.6     7.2
   Domestic                 407.9    5.1      407.9     5.1    791.9    3.3      791.9     3.3
   Overseas                 532.9   15.2      537.3    16.1    987.0   13.4      963.6    10.7
     The Americas           222.2   14.6      226.5    16.9    413.1   12.2      407.5    10.7
     Europe                 257.1   16.1      257.2    16.1    471.2   14.2      456.3    10.6
     Other                   53.6   13.3       53.6    13.3    102.6   14.0       99.8    10.9
------------------------- -------  -----    -------   -----  -------  -----    -------   -----
[Industrial Products]
Industrial Products          63.6    2.3       63.8     2.6    131.8    9.3      130.6     8.3
   Domestic                  39.2    8.0       39.2     8.0     77.6    7.3       77.6     7.3
   Overseas                  24.4   -5.7       24.6    -4.9     54.1   12.2       52.9     9.8
     The Americas             6.8  -25.8        7.0   -23.7     18.8    8.6       18.4     6.2
     Europe                   8.3   -3.2        8.3    -3.2     17.6   10.2       17.0     6.5
     Other                    9.3   14.4        9.3    14.4     17.5   18.7       17.4    17.5
------------------------- -------  -----    -------   -----  -------  -----    -------   -----
[Other]
Other                        75.6   -0.8       75.5    -1.0    156.1    3.2      155.5     2.8
   Domestic                  65.4    2.4       65.4     2.4    135.3    6.3      135.3     6.3
   Overseas                  10.2  -17.6       10.1   -18.4     20.8  -13.4       20.2   -15.9
     The Americas             0.5   -3.1        0.5    -3.1      1.0  -42.1        1.0   -43.7
     Europe                   2.6  -22.1        2.6   -22.1      5.5  -10.5        5.3   -13.8
     Other                    7.1  -16.7        7.0   -17.8     14.2  -11.2       13.8   -13.6
------------------------- -------  -----    -------   -----  -------  -----    -------   -----
Grand Total               1,080.0    9.2    1,084.5     9.6  2,067.0    8.3    2,041.8     6.9
   Domestic                 512.5    4.9      512.5     4.9  1,005.0    4.0    1,005.0     4.0
   Overseas                 567.5   13.3      572.0    14.2  1,062.0   12.6    1,036.8    10.0
     The Americas           229.5   12.8      234.0    15.0    433.0   11.8      427.0    10.2
     Europe                 268.0   14.8      268.1    14.9    494.5   13.7      478.7    10.1
     Other                   70.0    9.5       69.9     9.3    134.4   11.3      131.0     8.5
------------------------- -------  -----    -------   -----  -------  -----    -------   -----

* Excluding foreign exchange impact

                                      A3

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------
                                 Half year ended Half year ended Half year ended
                                  September 30,   September 30,   September 30,
                                      2004            2005            2006
-------------------------------- --------------- --------------- ---------------
Net sales (left axis)                      872.6           919.8           986.9
Net income (right axis)                     35.8            42.8            52.0
Return on equity (right axis)                4.4             4.8             5.3
Return on assets (right axis)                3.1             3.5             3.6
Net income per share (left axis)           48.48           58.40           71.35
-------------------------------- --------------- --------------- ---------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
--------------------------------------------------------------------------------
                                 Half year ended Half year ended Half year ended
                                  September 30,   September 30,   September 30,
                                      2004            2005            2006
-------------------------------- --------------- --------------- ---------------
Imaging Solutions                          639.0           693.1           743.6
Network System Solutions                    95.6            93.1            94.4
Industrial Products                         58.7            58.4            68.2
Other                                       79.1            75.1            80.5
-------------------------------- --------------- --------------- ---------------
Imaging Solutions (%)                       73.2            75.4            75.3
Network System Solutions (%)                11.0            10.1             9.6
Industrial Products (%)                      6.7             6.4             6.9
Other (%)                                    9.1             8.1             8.2
Total                                      100.0           100.0           100.0
-------------------------------- --------------- --------------- ---------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
                                 Half year ended Half year ended Half year ended
                                  September 30,   September 30,   September 30,
                                      2004            2005            2006
-------------------------------- --------------- --------------- ---------------
Japan                                      465.7           477.7           492.4
The Americas                               161.3           183.9           203.5
Europe                                     192.9           201.3           226.5
Other                                       52.5            56.7            64.3
-------------------------------- --------------- --------------- ---------------
Japan (%)                                   53.4            51.9            49.9
The Americas (%)                            18.5            20.0            20.6
Europe (%)                                  22.1            21.9            23.0
Other (%)                                    6.0             6.2             6.5
Total                                      100.0           100.0           100.0
-------------------------------- --------------- --------------- ---------------